Balance Sheet


NextRX Inc.
As at 31 December 2015


31 Dec 2015

Assets

Cash and Cash Equivalents	
NextRX Capital	25,079
NextRX Checking	2,224
Total Cash and Cash Equivalents	**27,303**
Property, Plant and Equipment	
Computer & Office Equipment	2,271
Software Development	6,300
Total Property, Plant and Equipment	**8,571**
Total Assets	**35,873**

Liabilities and Equity

Liabilities	
Current Liabilities	
Amex Open	10,202
Total Current Liabilities	**10,202**
Non-Current Liabilities	
Shareholder Loan	63,799
Total Non-Current Liabilities	**63,799**
Total Liabilities	**74,001**
Equity	
Current Year Earnings	(48,127)
Owner's Capital: Owner's Investment	10,000
Total Equity	**(38,127)**
Total Liabilities and Equity	**35,873**



Financial Statement Certified

Ralf-Rainer von Albedyhll
CEO

Income Statement


NextRX Inc.
1 January 2015 to 31 December 2015


	31 Dec 15
Gross Profit	**-**
Operating Income / (Loss)	**-**
Other Income and Expense	
Accounting	(1,455)
Automobile Expense	(1,891)
Bank Service Charges	(241)
Business License & Fees	(794)
Dues & Subscriptions	(2,097)
Insurance	(10,811)
Interest Expense	(658)
Legal Fees	(739)
Marketing	(7,034)
Meals & Entertainment	(4,126)
Miscellaneous	(479)
Office Supplies	(727)
Printing	(1,266)
Rent	(9,385)
Software	(3,767)
Travel	(1,114)
Utilities	(1,543)
Total Other Income and Expense	**(48,127)**
Net Income / (Loss) before Tax	**(48,127)**
Net Income	**(48,127)**
Total Comprehensive Income	**(48,127)**

NextRX

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2015

Cash Flows From Operating Activities	2015
Net Loss	(48.172)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:	
Increase in Due to Related Party	
Net Cash Provided by / (Used In) Operating Activities	
Net Change In Cash	
Cash at Beginning of Period	
Cash at End of Period	

NextRX

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2015

NOTE 1: NATURE OF OPERATIONS

NextRX Inc. (the "Company"), is a corporation organized September 1st., 2015 under the laws of Nevada. The Company was formed to develop the RX-Pass system which provides safe, secure and convenient dispensary registration and check-in for medical marijuana patients.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).
The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

The company did not have any accounts receivable since it is still a startup in development.